PACIFIC HARBOUR CAPITAL LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004 and 2003

(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,

Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. as at March 31, 2004 and 2003 and the consolidated statements of loss, deficit, cash flows and shareholders’ equity for the years ended March 31, 2004, 2003 and 2002.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended March 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Amisano Hanson”
July 2, 2004	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realisation of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements the Company has not yet achieved profitable operations and has incurred substantial losses from operations which causes substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated July 2, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Amisano Hanson”
July 2, 2004	Chartered Accountants

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED BALANCE SHEETS

March 31, 2004 and 2003

(Stated in Canadian Dollars)

ASSETS	2004	2003
Current
Cash and cash equivalents	$ 156,333	$ 185,668
Accounts receivable – Note 11	-	19,030
Prepaid expenses and deposits	17,084	18,800
Promissory note receivable – Note 16	840,335	-
Land held for resale – Note 4	306,867	537,940
Investment – Notes 7 and 16	240,000	300,000
Current assets of discontinued operations – Note 6	-	2,565

	1,560,619	1,064,003
Advances to a related company – Note 11	18,928	-
Land held for resale – Note 4	-	4,158,257
Capital assets – Note 5	29,538	40,606
	$ 1,609,085	$ 5,262,866

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 11	$ 330,171	$ 432,252
Severance obligation	-	250,000
Loans payable – Note 8	-	1,068,000
Current portion of mortgage payable –Note 9	-	51,161
Current liabilities of discontinued operations – Note 6	28,958	262,429
	359,129	2,063,842
Mortgage payable –Note 9	-	298,234
	359,129	2,362,076

SHAREHOLDERS’ EQUITY
Share capital – Note 10	7,616,876	7,616,876
Contributed surplus – Note 3	202,886	-
Deficit	(6,569,806)	(4,716,086)
	1,249,956	2,900,790
	$ 1,609,085	$ 5,262,866

Nature and Continuance of Operations – Note 1

Commitments – Notes 10 and 14

APPROVED BY THE DIRECTORS:

“Thomas Pressello”	“Lisa Reynolds”
, Director	, Director

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF LOSS

for the years ended March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002
Revenues
Interest income – Note 11	$ 22,873	$ 7,283	$ 1,440
Royalty income – Note 11	10,377	18,763	-
Other income	-	10,322	31,164
	33,250	36,368	32,604
General and administrative expenses – Schedule II	454,920	595,718	1,226,931
Loss before other items	(421,670)	(559,350)	(1,194,327)

Other items:
Gain on forgiveness of debt	-	41,299	-
Gain (loss) on sale of land held for resale – Note 4	(1,119,067)	532,122	-
Management severance costs – Note 11	-	(250,000)	(366,713)
Write-down of investment – Note 7	(60,000)	-	(11,688)
	(1,179,067)	323,421	(378,401)
Loss from continuing operations	(1,600,737)	(235,929)	(1,572,728)

Income (loss) from discontinued operations – Schedule I	(50,097)	162,958	(291,900)
Net loss for the year	$ (1,650,834)	$ (72,971)	$ (1,864,628)
Basic and diluted loss per share from continuing operations	$(0.21)	$(0.03)	$(0.24)

Basic and diluted income (loss) per share from discontinued operations	$ (0.01)	$ 0.02	$ (0.04)

Basic and diluted loss per share for the year	$ (0.22)	$ (0.01)	$ (0.28)

Weighted average number of shares outstanding	7,247,712	6,979,397	6,520,172

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002

Deficit, beginning of the year	$ (4,716,086)	$ (4,643,115)	$ (2,778,487)

Change in accounting policy – Note 3	(202,886)	-	-

Net loss for the year	(1,650,834)	(72,971)	(1,864,628)
Deficit, end of the year	$ (6,569,806)	$ (4,716,086)	$ (4,643,115)

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002
Operating Activities
Loss from continuing operations	$ (1,600,737)	$ (235,929)	$ (1,572,728)
Non-cash items
Amortization	11,388	7,428	306
Finance fees	-	12,250	-
Foreign exchange	9,166	(31,519)	-
Gain on forgiveness of debt	-	(41,299)	-
Loss (gain) on sale of land held for resale	1,119,067	(532,122)	-
Interest on restricted cash	-	-	(1,292)
Management severance costs	-	-	103,163
Write-down of investment	60,000	-	-
Write down of land held for resale	-	-	11,688
Changes in non-cash working capital balances – Note 12	(350,263)	143,824	450,578

	(751,379)	(677,367)	(1,008,285)

Financing Activities
Increase (decrease) in loans payable	(1,068,000)	(21,000)	789,000
Repayment of mortgage payable	(349,395)	(48,851)	(40,173)
Decrease in restricted cash	-	4,000	53,027

	(1,417,395)	(65,851)	801,854

Investing Activities
Advances to a related company	(18,928)	-	-
Purchase of investment	-	(300,000)	-
Expenditure on land held for development	-	(75,092)	(78,680)
Expenditure on land held for resale	(53,330)	(14,388)	(11,688)
Net proceeds from sale of land held for resale	2,492,380	768,570	-
Decrease (increase) in capital assets	320	(47,277)	-
Increase (decrease) in advances from discontinued operations	(281,003)	568,956	300,470

	2,139,439	900,769	210,102

…/Cont’d

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Continued

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002

Increase (decrease) in cash from continuing operations	(29,335)	157,551	3,671
Decrease in cash from discontinued operations – Note 6	(2,565)	(37,514)	(40,850)

Increase (decrease) in cash during the year	(31,900)	120,037	(37,179)

Cash and equivalents, beginning of the year	188,233	68,196	105,375

Cash and equivalents, end of the year	$ 156,333	$ 188,233	$ 68,196

Cash and equivalents, is comprised as follows:
Cash and equivalents – continuing operations	$ 156,333	$ 185,668	$ 28,117
– discontinued operations	-	2,565	40,079

Cash and equivalents, end of the year	$ 156,333	$ 188,233	$ 68,196

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$ -	$ -	$ -

Interest	$ 75,989	$ 78,509	$ 69,810

Non-cash Transactions – Note 15

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

				Deficit
				Accumulated
	Common Stock			During the
	Issued		Contributed	Development
	Shares	Amount	Surplus	Stage	Deficit	Total

Balance, March 31, 2001	12,040,345	$ 7,469,567	$ -	$ (435,527)	$ (2,342,960)	$ 4,691,080
Net loss for the year	-	-	-	-	(1,864,628)	(1,864,628)

Balance, March 31, 2002	13,040,345	7,469,567	-	(435,527)	(4,207,588)	2,826,452
Pursuant to debt settlement agreements – at $0.10	1,040,210	104,021	-	-	-	104,021
2:1 share consolidation	(7,040,278)	-	-	-	-	-
Pursuant to bridge loan fees – at $0.35	35,000	12,250	-	-	-	12,250
Pursuant to debt settlement agreements – at $0.18	172,435	31,038	-	-	-	31,038
Net loss for the year	-	-	-	-	(72,971)	(72,971)

Balance, March 31, 2003	7,247,712	7,616,876	-	(435,527)	(4,280,559)	2,900,790
Change in accounting policy – Note 3	-	-	202,886	-	(202,886)	-
Net loss for the year	-	-	-	-	(1,650,834)	(1,650,834)

Balance, March 31, 2004	7,247,712	$ 7,616,876	$ 202,886	$ (435,527)	$ (6,134,279)	$ 1,249,956

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Schedule I

CONSOLIDATED STATEMENTS OF INCOME FROM DISCONTINUED OPERATIONS

for the years ended March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002
Revenues
Convenience store sales	$ -	$ 384,460	$ 2,285,890
Interest income	-	7,082	1,269
Vehicle leases and sales, net	-	617,972	795,612
Other income	4,715	12,348	36,799

	4,715	1,021,862	3,119,570

Costs of sales
Convenience store cost of sales	-	363,561	1,984,594
Amortization - leased vehicles	-	231,553	412,259

	-	595,114	2,396,853

Income before general and administrative expenses	4,715	426,748	722,717

General and administrative expenses – Schedule III	(54,812)	552,643	1,014,617

Loss before other items	(50,097)	(125,895)	(291,900)
Other items
Loss on disposal of vehicle leasing assets – Note 6	-	(200,525)	-
Gain on disposal of convenience store assets – Note 6	-	489,378	-

	-	288,853	-

Income (loss) from discontinued operations	$ (50,097)	$ 162,958	$ (291,900)

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Schedule II

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002

Accounting and audit fees – Note 11	$ 15,200	$ 19,800	$ 65,625
Administration recovery – Note 11	(24,000)	-	-
Bad debts – Note 11	26,306	-	-
Amortization – capital assets	11,388	7,428	306
Bank charges	1,348	2,221	1,977
Consulting and management fees – Note 11	107,500	121,000	143,049
Corporate administration fees	26,983	55,289	-
Facilities and service fees – Note 11	-	-	50,000
Filing fees	8,571	18,365	511
Finance fees	-	12,250	21,000
Foreign exchange loss (gain)	(50,276)	(28,785)	7,142
Interest – Note 11	86,511	93,529	67,833
Legal and professional fees – Note 11	24,176	138,521	693,336
Office and general	24,690	23,664	51,754
Promotion and advertising	28,780	2,089	2,837
Rent and utilities	70,807	67,407	39,883
Shareholder information and investor relations	2,584	12,607	5,842
Transfer agent fees	4,897	7,247	16,275
Travel and entertainment	3,305	4,259	31,692
Wages and benefits – Note 11	86,150	38,827	27,869

	$ 454,920	$ 595,718	$ 1,226,931

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Schedule III

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES FROM DISCONTINUED OPERATIONS

for the years ended March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

	2004	2003	2002

Accounting and audit fees	$ -	$ 874	$ 9,407
Amortization – capital assets	-	4,368	20,238
Bad debts (recovery)	(42)	51,459	80,929
Bank charges	220	11,813	30,936
Consulting fees	-	-	11,200
Convenience store expenses	-	6,033	27,036
Finance fees	-	-	43,000
Interest	32,500	108,085	141,607
Legal and professional fees	4,633	6,445	21,890
Management fees	-	2,598	25,000
Office and general	617	89,001	93,874
Promotion and advertising	-	31,293	79,072
Rent, property taxes and utilities	-	38,138	54,763
Travel and entertainment	-	4,262	10,098
Vehicle leasing expenses	-	27,504	7,526
Wages and benefits	16,884	170,770	358,041

	$ 54,812	$ 552,643	$ 1,014,617

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations – Note 6

Pacific Harbour Capital Ltd., formerly Venture Pacific Development Corporation, is a public company, which was incorporated on March 8, 1986 under the Company Act of British Columbia.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments.  During the year ended March 31 2004, the Company, through a wholly-owned US subsidiary disposed of its principal asset, a parcel of land located in Pahrump, Nevada.

During the year ended March 31, 2003, a subsidiary of the Company disposed of its assets relating to the vehicle leasing business and the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store.  The operation of the vehicle leasing business and the joint venture interest are presented as discontinued operations within these consolidated financial statements.

These consolidated financial statements have been prepared on a going concern basis.  At March 31, 2004, the Company has not yet achieved profitable operations and the Company has accumulated $6,557,306 of losses since inception.  The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States are described in Note 17. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  The Company’s 50% interest in the Pemberton Junction Store Joint Venture (Note 6) is accounted for on the proportionate consolidation basis, whereby the consolidated accounts include 50% of the assets, liabilities and results of operations of the joint venture.  All inter-company transactions have been eliminated.

All significant inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies – (cont’d)

b)

Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments to be cash and cash equivalents.

c)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realisable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

e)

Investment

Investment is carried at cost. To the extent that cost exceeds net realizable value it will be written down accordingly.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet.  Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.  Resulting exchange gains or losses are included in income when incurred.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

h)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, promissory note receivable, accounts payable and accrued liabilities and severance obligation approximate fair value because of the short-term maturity of those instruments.  The fair value of investment, advances to a related company, loans payable and mortgage payable also approximates their carrying amounts. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Income Taxes

The Company accounts for income taxes by the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

j)

Revenue Recognition

Revenue from royalties received from the sale of Legal Will Kits by National Direct Response Marketing Canada Inc. is recognized as it is earned.

Note 3

Change in Accounting Policy

Stock-based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the consolidated statements of loss, deficit, cash flows and shareholders’ equity.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors or officers is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 4

Note 3

Change in Accounting Policy – (cont’d)

Stock-based Compensation Plan – (cont’d)

Previously, the Company accounted for stock-based compensation to employees, directors and officers using the settlement method.  No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant.  Consideration paid by employees, directors and officers on the exercise of stock options and purchase of stock is credited to share capital.

As a result of this change on January 1, 2004, contributed surplus and deficit increased by $202,886.

Note 4

Land Held for Resale

As at March 31, 2003, the Company held three parcels of land located in Pemberton, British Columbia in three separate subsidiary companies and a parcel of land located in Pahrump, Nevada through a wholly-owned US subsidiary.  One of the Pemberton land parcels was disposed of during the year ended March 31, 2003.  During the 2004 fiscal year, the Pahrump, Nevada land parcel was disposed of and the Company realized a loss of $1,130,553, and another Pemberton land parcel was disposed of and the Company realized a gain of $11,486.  As at March 31, 2004, the Company’s land held for resale consists of one Pemberton land parcel.  The Company capitalized property taxes and other costs to these properties held for resale during the years as follows:

	2004	2003
Balance, beginning of the year	$ 4,696,197	$ 760,000
Property taxes	26,463	10,744
Other costs	26,867	3,644

	4,749,527	774,388
Less: land sold during the year	(4,442,660)	(236,448)

Current portion of land held for resale	306,867	537,940
Add: reclassification from land held for development to land held for resale (long-term)	-	4,158,257

Total land held for resale	$ 306,867	$ 4,696,197

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 5

Note 5

Capital Assets

		2004		2003
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$ 25,319	$ 10,254	$ 15,065	$ 21,521
Office furniture	20,635	6,162	14,473	17,732
Software	2,706	2,706	-	1,353

	$ 48,660	$ 19,122	$ 29,538	$ 40,606

Note 6

Discontinued Operations

On May 31, 2002, the Company sold its 50% interest in the Pemberton Junction Store (“PJS”).  Income related to this joint venture has been disclosed as income from discontinued operations. The Company received total proceeds of $815,806 for its 50% joint venture interest resulting in a gain on sale of discontinued operations of $489,378.

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. (“VPVL”) for $550,000 and recorded a loss of $200,525 on the sale.  Losses related to VPVL have been disclosed as loss from discontinued operations.

The consolidated balance sheets include the following amounts related to discontinued operations of PJS and VPVL:

	2004	2003
Cash and cash equivalents	$ -	$ 2,565
Accounts receivable	-	-
Inventory	-	-
Prepaid expenses and deposits	-	-

Current assets of discontinued operations	$ -	$ 2,565

	2004	2003
Accounts payable	$ 28,958	$ 30,530
Current portion of loans payable	-	231,899

Current liabilities of discontinued operations	$ 28,958	$ 262,429

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 6

Note 6

Discontinued Operations – (cont’d)

Cash flows from discontinued operations are as follows:

	2004	2003	2002
Operating Activities
Income (loss) from discontinued operations	$ (50,097)	$ 162,958	$ (291,900)
Non-cash items
Amortization	-	235,921	432,497
Loss on disposal of leasing vehicle assets	-	200,525	-
Gain on disposal of store assets	-	(489,378)	-
Deferred revenue	-	(9,866)	(942)
Changes in non-cash working capital balances
Accounts receivable	-	10,506	25,179
Inventory		107,392	22,461
Prepaid expenses and deposits		3,765	(45)
Accounts payable	(1,572)	(127,414)	35,445
Security deposits	-	(5,290)	(1,670)

	(51,669)	89,119	221,025

Financing Activities
Increase (decrease) in loans payable	(231,899)	(768,101)	425,000
Advances from (to) parent company	281,003	(568,956)	(300,470)

	49,104	(1,337,057)	124,530

	2004	2003	2002
Investing Activities
Proceeds from disposal of assets of PJS and VPVL	-	1,365,806	-
Purchase of capital assets	-	(1,650)	(24,779)
Purchase of lease vehicles, net of sales	-	(88,138)	(361,626)

	-	1,276,018	(386,405)

Increase (decrease) in cash	(2,565)	28,080	(40,850)
Cash balance of PJS on disposal	-	(65,594)	-

Increase (decrease) in cash from discontinued operations	$ (2,565)	$ (37,514)	$ (40,850)

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 7

Note 7

Investment – Note 16

On December 10, 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc. (“NDRM”).  Concurrent with entering into this investment agreement, a director of the Company became a director of NDRM.  NDRM is the owner and marketer of the Canadian Legal Will Kit, the American Legal Will Kit and other direct marketing products. The investment entitles the Company to invest up to $1,100,000 by way of secured convertible debentures and if fully converted will result in a 49% ownership of NDRM.

The first two debenture advances required under the agreement total $300,000. Subsequent advances are subject to NDRM achieving specific sales targets within 12 month and 18 month periods. The debenture bears interest at 8% per annum, payable quarterly.  The investment also entitles the Company to earn royalty income based on each unit of the Canadian and American Legal Will Kit sold.

As at March 31, 2004, this investment has been written down by $60,000 to its net recoverable amount of $240,000 pursuant to a settlement agreement.

Note 8

Loans Payable

	2004	2003
a) Loan is secured by the land held for resale, bearing interest at 12% per annum and due on March 31, 2004.	$ -	$ 714,000

b) Unsecured loan, non-interest bearing and payable on demand.	-	354,000

	$ -	$ 1,068,000

Note 9

Mortgage Payable

The Company had a mortgage in the amount of US$238,040 bearing interest of 10% per annum, due August 2008, secured by a deed of trust against the Pahrump land.  On February 12, 2004, the mortgage was paid out concurrent with the sale of the Pahrump land.

	2004	2003
Principal balance	$ -	$ 349,395
Less: current portion	-	(51,161)

	$ -	$ 298,234

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 8

Note 10

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Commitments:

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

As disclosed in Note 3, effective for the year ended March 31, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options.  The fair value is determined using the Black-Scholes model.  For the year ended March 31, 2004 the Company recorded no compensation charge as no stock options were granted during the year.  As at March 31, 2004 $202,886 related to amounts vested after January 1, 2002 have been recognized by retroactive restatement.

The following assumptions were used for the Black-Scholes model:

	2004	2003
Weighted average fair value of options granted	-	$0.22-$0.41
Risk free rates	-	3.93%
Dividend yield	-	0.0%
Expected volatility	-	136%-145%
Weighted average expected stock option life	-	5 yrs

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2003	934,528	$0.24-$1.00
Cancelled	(7,500)	0.80

Outstanding and exercisable at March 31, 2004	927,028	$0.24-$1.00

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 9

Note 10

Share Capital – (cont’d)

b)

Commitments: – (cont’d)

Stock-Based Compensation Plan – (cont’d)

On March 31, 2004, there were 927,028 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
48,000	$1.00	March 3, 2005
829,028	$0.24	November 27, 2007
50,000	$0.30	December 16, 2007

927,028

Note 11

Related Party Transactions – Notes 7 and 16

For the years ended March 31, 2004, 2003 and 2002 the Company earned the following revenues from a company with a common director and was charged the following expenses by directors or companies with common directors:

	2004	2003	2002
Interest income	$ 12,000	$ 5,986	$ -
Royalty income	10,377	18,763	-

	$ 22,377	$ 24,749	$ -

Accounting fees	$ -	$ -	$ 2,400
Administration recovery	(24,000)	-	-
Bad debts	20,907	-	-
Consulting and management fees	107,500	121,000	47,500
Facilities and services fees	-	-	50,000
Interest	1,324	2,011	7,665
Legal and professional fees	907	94,739	9,327
Management severance costs	-	-	366,713
Wages and benefits	32,000	28,000	-

	$ 138,638	$ 245,780	$ 483,605

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 10

Note 11

Related Party Transactions – Notes 7 and 16 – (cont’d)

Included in accounts receivable is $Nil (2003:  $19,030) owing from a company with a common director with respect to unpaid interest and royalties.

Advances to a related company of $18,928 (2003:  $Nil) are unsecured, non-interest bearing and have no specific terms for repayment.

Included in accounts payable and accrued liabilities is $25,813 (2003:  $28,251) owed to directors of the Company or to companies with common directors.  These balances are unsecured, non-interest bearing and have no specific terms for repayment.

Note 12

Changes in Non-Cash Working Capital Balances

	2004	2003	2002
Accounts receivable	$ 102	$ 7,995	$ (5,914)
Prepaid expenses and deposits	1,716	(747)	(10,370)
Accounts payable	(112,642)	(95,435)	433,622
Due to related parties	10,561	(17,989)	33,240
Severance obligation	(250,000)	250,000	-

	$ (350,263)	$ 143,824	$ 450,578

Note 13

Corporation Income Tax Losses

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003
Future income tax assets
Net tax losses carried forward	$ 2,306,717	$ 1,435,861
Less: valuation allowance	(2,306,717)	(1,435,861)

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 11

Note 13

Corporation Income Tax Losses – (cont’d)

At March 31, 2004, the Company and its subsidiaries have accumulated non-capital losses of approximately $6,234,370 which may be carried forward to reduce future years income for Canadian and United States of America income tax purposes.  These losses, the potential benefit of which have not been recognized in these financial statements, expire as follows:

2007	$ 477,222
2008	605,620
2009	1,341,443
2010	1,252,859
2011	1,032,382
2013	578,721
2014	566,093
2025	380,030

$ 6,234,370

Note 14

Commitments – Note 10

The Company is committed to future minimum payments under an operating lease for office space as follows:

Year ended March 31, 2005	$ 62,495
2006	62,495
2007	62,495

$ 187,485

Note 15

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transactions have been excluded from the statement of cash flows:

During the year ended March 31, 2004, the Company disposed of certain land held for resale and consideration received included a promissory note receivable totalling $840,335.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 12

Note 15

Non-cash Transactions – (cont’d)

During the year ended March 31, 2003:

a)

the Company issued 1,040,210 common shares at $0.10 per share to settle accounts payable totalling $104,021.

b)

the Company issued 172,435 common shares at $0.15 per share to settle accounts payable totalling $31,038.

c)

the Company issued 35,000 common shares at $0.35 per share pursuant to bridge loan fees totalling $12,250.

Note 16

Subsequent Events

Subsequent to March 31, 2004:

a)

the Company agreed to release NRDM from the terms of the investment agreement disclosed in Note 7 including all related agreements for total consideration of $240,000 to be paid as follows:

–

$220,000 on signing the release;  and

–

$20,000 payable in twelve equal monthly instalments of $1,667.

b)

the promissory note receivable at March 31, 2004 of $840,335 was repaid to the Company.

Note 17

Differences between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States of America.

The material differences between Canadian and US GAAP which affect the Company’s results of operations and financial position are summarized as follows:

a)

Accounting for Start-up Activities

Under US GAAP, the balances capitalized as deferred development costs incurred on the land held for development would not be eligible for capitalization and would be expensed as incurred.

b)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page 13

Note 17

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

c)

Stock-based Compensation – Note 3

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Pursuant to APB 25, the compensation charge associated with non-employees options has been recorded in reconciling items for the years ended March 31, 2003 and earlier.  Subsequent to March 31, 2003, the Company has adopted the policy to expense all stock option benefits in accordance with APB 25.

The impact of these material differences on the consolidated financial statements is as follows:

	2004	2003	2002
Net loss for the year per Canadian GAAP	$ (1,650,834)	$ (72,971)	$ (1,864,628)
Deferred costs (a)	-	(75,092)	(78,680)
Capitalized holding costs (b)	(4,914)	(14,388)	(11,688)
Prior years’ capitalized deferred and holding costs included in loss on sale of land held for resale	1,396,844	-	-
Write-down of land held for resale	-	-	11,688

Net loss for the year per US GAAP	$ (258,904)	$ (162,451)	$ (1,943,308)

Basic loss per share per US GAAP	$ (0.03)	$ (0.02)	$ (0.30)

Balance Sheets	2004	2003

Total assets per Canadian GAAP	$ 1,609,085	$ 5,262,866
Deferred costs (a)	-	(1,498,334)
Capitalized holding costs (b)	(4,914)	(101,396)

Total assets per US GAAP	$ 1,604,171	$ 3,663,136

Total liabilities per Canadian and US GAAP	$ 359,129	$ 2,362,076

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2004, 2003 and 2002

(Stated in Canadian Dollars) – Page #

Note 17

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

Shareholders’ Equity	2004	2003	2002
Deficit, end of the year per Canadian GAAP	$ (6,569,806)	$ (4,716,086)	$ (4,643,115)
Deferred costs (a)	-	(1,498,334)	(1,423,242)
Capitalized holding costs (b)	(4,914)	(101,396)	(87,008)
Stock-based compensation (c)	(35,600)	(35,600)	(35,600)

Deficit, end of the year per US GAAP	(6,610,320)	(6,351,416)	(6,188,965)
Share capital per Canadian and US GAAP	7,616,876	7,616,876	7,469,567
Contributed surplus per Canadian GAAP	202,886	-	-
Contributed surplus (c)	35,600	35,600	35,600

Shareholders’ equity per US GAAP	$ 1,257,542	$ 1,301,060	$ 1,316,202

Cash Flows
Cash flows used in operating activities per Canadian GAAP	$ (751,379)	$ (677,367)	$ (1,008,285)
Deferred costs (a)	-	(75,092)	(78,680)
Capitalized holding costs (b)	(4,914)	(14,388)	(11,688)

Cash flows used in operating activities per US GAAP	(756,293)	(766,847)	(1,098,653)
Cash flow provided by (used in) financing activities per Canadian and US GAAP	(1,417,395)	(65,851)	801,854

Cash flow provided by investing activities per Canadian GAAP	2,139,439	900,769	210,102
Expenditure on land held for development (a)	-	75,092	78,680
Expenditure on land held for resale (b)	4,914	14,388	11,688

Cash flows provided by investing activities per US GAAP	2,144,353	990,249	300,470

Increase (decrease) in cash from continuing activities per US GAAP	(29,335)	157,551	3,671
Decrease in cash flows from discontinued operations for Canadian and US GAAP	(2,565)	(37,514)	(40,850)

Increase (decrease) in cash per US GAAP	$ (31,900)	$ 120,037	$ (37,179)